Exhibit 99.2

MONDAY.COM LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2025

UNAUDITED

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - - -

MONDAY.COM AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2025	2024
	(Unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,590,515	$1,411,602
Marketable securities	60,102	50,004
Accounts receivable - net of allowance for credit losses of $354 and $296 as of June 30, 2025 (unaudited) and December 31, 2024, respectively	36,196	25,804
Prepaid expenses and other current assets	87,237	44,836
Total current assets	1,774,050	1,532,246

Property and equipment, net	47,232	41,576
Operating lease right-of-use assets	109,612	94,703
Other long-term assets	33,077	16,983
Total long-term assets	189,921	153,262
Total assets	$1,963,971	$1,685,508

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$41,859	$35,611
Accrued expenses and other current liabilities	198,429	171,040
Deferred revenue, current	402,794	339,951
Operating lease liabilities, current	29,828	29,013
Total current liabilities	672,910	575,615

Operating lease liabilities, non-current	96,384	77,023
Deferred revenue, non-current	2,299	2,639
Total long-term liabilities	98,683	79,662
Total liabilities	771,593	655,277

COMMITMENTS AND CONTINGENCIES (NOTE 9)

SHAREHOLDERS' EQUITY:
Ordinary shares, no par value – Authorized: 99,999,999 shares as of June 30, 2025 (unaudited) and December 31, 2024; Issued and Outstanding: 51,551,462 and 50,773,337 as of June 30, 2025 (unaudited) and December 31,2024, respectively	-	-
Founders’ shares no par value: Authorized: 1 share as of June 30, 2025 (unaudited), and December 31, 2024; Issued and Outstanding: 1 share as of June 30,2025 (unaudited), and December 31, 2024
Additional paid-in capital	1,692,428	1,579,074
Accumulated other comprehensive income	22,984	3,189
Accumulated deficit	(523,034)	(552,032)
Total shareholders’ equity	1,192,378	1,030,231
Total liabilities and shareholders’ equity	$1,963,971	$1,685,508

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2025	2024
	(Unaudited)

Revenue	$581,264	$453,019
Cost of revenue	59,978	47,217

Gross profit	521,286	405,802

OPERATING EXPENSES

Research and development	156,424	94,868
Sales and marketing	294,310	259,612
General and administrative	72,307	54,550

Total operating expenses	523,041	409,030

Operating loss	(1,755)	(3,228)

Financial income, net	31,749	27,689

Income before income taxes	29,994	24,461
Income tax expense	(996)	(3,068)

Net income	$28,998	$21,393

Net income per share attributable to ordinary shareholders, basic	$0.57	$0.43
Net income per share attributable to ordinary shareholders, diluted	$0.55	$0.41

Weighted-average ordinary shares used in calculating net income per ordinary share, basic	51,196,507	49,442,327
Weighted-average ordinary shares used in calculating net income per ordinary share, diluted	53,149,561	52,106,369

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2025	2024
	(Unaudited)

Net Income	$28,998	$21,393

Other comprehensive income (loss):

Change in unrealized gains on marketable securities
Unrealized losses arising during the period, net of tax	(46)	-
Losses (gains) reclassified into earnings, net of tax	-	-

Change in unrealized gains (losses) on cash flow hedges
Unrealized gains (losses) arising during the period, net of tax	24,004	(5,480)
gains reclassified into earnings, net of tax	(4,163)	(1,667)

Net current-period other comprehensive income (loss)	19,795	(7,147)
Comprehensive income	$48,793	$14,246

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Number of Founders’ Shares	Number of Ordinary shares	Additional Paid-in- Capital	Accumulated Other Comprehensive Income (*)	Accumulated Deficit	Shareholders’ equity
Balance as of January 1, 2025	1	50,773,337	$1,579,074	$3,189	$(552,032)	$1,030,231
Exercise of options	-	415,101	16,134	-	-	16,134
Issuance of ordinary shares upon vesting of restricted share units	-	325,163	-	-	-	-
Issuance of ordinary shares under employee share purchase plan	-	37,861	8,562	-	-	8,562
Share-based compensation	-	-	88,658	-	-	88,658
Other comprehensive income	-	-	-	19,795	-	19,795
Net income	-	-	-	-	28,998	28,998
Balance as of June 30, 2025 (unaudited)	1	51,551,462	$1,692,428	$22,984	$(523,034)	$1,192,378

Balance as of January 1, 2024	1	48,923,903	$1,388,108	$9,804	$(584,404)	$813,508
Exercise of options	-	671,366	12,573	-	-	12,573
Issuance of ordinary shares upon vesting of restricted share units	-	223,678	-	-	-	-
Issuance of ordinary shares under employee share purchase plan	-	39,840	5,981	-	-	5,981
Share-based compensation	-	-	63,814	-	-	63,814
Other comprehensive loss	-	-	-	(7,147)	-	(7,147)
Net income	-	-	-	-	21,393	21,393
Balance as of June 30, 2024 (unaudited)	1	49,858,787	$1,470,476	$2,657	$(563,011)	$910,122

(*)   As of June 30, 2025, January 1, 2025, and June 30, 2024, accumulated other comprehensive income is comprised of unrealized gains on derivatives of $22,823, $2,982 and $2,657, respectively, and unrealized gains on marketable securities of $161, $207 and $0, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2025	2024
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$28,998	$21,393
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,625	5,453
Share-based compensation	87,603	63,166
Amortization of discount and accretion of interest on marketable securities	(95)	-
Changes in operating assets and liabilities:
Accounts receivable, net	(10,392)	(1,691)
Prepaid expenses and other assets	(26,757)	(15,199)
Accounts payable	6,224	21,668
Accrued expenses and other liabilities	24,098	2,710
Deferred revenue	62,503	50,249
Net cash provided by operating activities	178,807	147,749

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(9,571)	(5,964)
Capitalized software development costs	(1,703)	(1,070)
Purchase of marketable securities	(10,049)	-
Net cash used in investing activities	(21,323)	(7,034)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	26,501	19,324
Receipt (repayment)of tax advance relating to exercises of share options and RSUs, net	(5,072)	14,075
Net cash provided by financing activities	21,429	33,399

INCREASE IN CASH, AND CASH EQUIVALENTS	178,913	174,114
CASH AND CASH EQUIVALENTS - Beginning of period	1,411,602	1,116,128
CASH AND CASH EQUIVALENTS - End of period	$1,590,515	$1,290,242

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Non-cash purchases of property and equipment	$-	$212
Capitalized share-based compensation costs	$1,055	$648
Right-of-use asset recognized with corresponding lease liability	$27,111	$8,753

The accompanying notes are an integral part of the consolidated financial statements.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	ORGANIZATION AND DESCRIPTION OF BUSINESS

monday.com Ltd (“monday.com” and together with its subsidiaries collectively, “the Company”) was incorporated under the laws of Israel and commenced operations in 2012. The Company operates a cloud-based visual Work Operating System (“Work OS”) that consists of modular building blocks that can be easily used and assembled to create software applications and work management tools and serves as a connective layer to integrate with various digital tools across an organization. By using the Company’s Work OS platform and product suite, customers can simplify and accelerate their digital transformation, enhance organizational agility, create a unifying workspace across departments, and increase operational efficiency and productivity.

monday.com has nine wholly owned subsidiaries: monday.com Inc. (the “U.S. Subsidiary”) incorporated in the United States in 2016, monday.com UK 2020 Ltd., incorporated under the laws of England in 2020, monday.com PTY Ltd., incorporated in Australia in 2020, monday.com Ltda., incorporated in Brazil in 2021, monday.com K.K., incorporated in Japan in 2021, monday.com Sp.z o.o., incorporated in Poland in 2022, monday.com PTE. LTD., incorporated in Singapore in 2022, monday.com SAS, incorporated in France in 2024, and monday.com GmbH, incorporated in Germany in 2024. The subsidiaries primarily engage in providing business development, presale, and customer success services to the Company’s existing and potential customers.

NOTE 2:-	BASIS OF PRESENTATION and SIGNIFICANT ACCOUNTING POLICIES

The accompanying condensed consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), reflect the application of the significant accounting policies described below and elsewhere in the notes to the consolidated financial statements.

a.	Unaudited Interim Condensed Consolidated Financial Information

The accompanying condensed consolidated balance sheet as of June 30, 2025, the condensed consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the six months ended June 30, 2025 and June 30, 2024, and the related notes to such condensed consolidated financial statements are unaudited.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 2:-	BASIS OF PRESENTATION and SIGNIFICANT ACCOUNTING POLICIES (cont.)

These unaudited condensed consolidated financial statements have been prepared in accordance with GAAP and are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2025 and the Company’s consolidated results of operations and cash flows for the six months ended June 30, 2025 and June 30, 2024.

The significant accounting policies referenced in the annual consolidated financial statements of the Company as of December 31, 2024, have been applied consistently in these unaudited condensed consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been recorded within the accompanying consolidated financial statements, consisting of normal, recurring adjustments, and all intercompany balances and transactions have been eliminated in the consolidation.

The results for the six months ended June 30, 2025, are not necessarily indicative of the results to be expected for the full year ending December 31, 2025, or any other future interim or annual period. The accompanying unaudited condensed consolidated financial statements and related financial information should be read in conjunction with the audited consolidated financial statements and the related notes contained in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the SEC on March 17, 2025 (the “Annual Report”).

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 2:-	BASIS OF PRESENTATION and SIGNIFICANT ACCOUNTING POLICIES (cont.)

b.	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on assumptions that management considers to be reasonable. The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates.

c.	Accounting pronouncements not yet effective

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (ASC 740) – Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted in annual periods starting January 1, 2025. Early adoption is permitted, and the amendments should be applied on a prospective basis. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and the transition method.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 3:-	REVENUE RECOGNITION

Deferred Revenue and Remaining Performance Obligations

The Company generates revenues from the sale of subscriptions to customers to access its cloud-based Work OS platform in accordance with ASC 606. The Company recognized $291,230 and $208,362 of revenue during the six months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited), respectively, that were included in the deferred revenue balances as of January 1, 2025, and 2024, respectively.

As of June 30, 2025 (unaudited), the Company's remaining performance obligations from contracts with customers were $767,789, of which the Company expects to recognize approximately 86% as revenues over the next 12 months and the remainder thereafter.

Deferred Contract Acquisition Costs

Deferred contract acquisition costs are amortized over a period of benefit of three years. The period of benefit was estimated by considering factors such as historical customer attrition rates, the useful life of the Company’s technology, and other factors.

The following table summarizes the activity of deferred contract acquisition costs:

	Six months ended June 30,
	2025	2024
	(Unaudited)
Beginning balance	$20,522	$3,675
Capitalization of deferred contract costs	34,787	10,187
Amortization	(9,090)	(1,825)
Ending balance	$46,219	$12,037

	June 30, 2025	December 31, 2024
	(Unaudited)
Deferred contract costs, current	$20,160	$10,409
Deferred contract costs, noncurrent	26,059	10,113
Total deferred contract costs	$46,219	$20,522

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 3:-	REVENUE RECOGNITION (cont.)

Deferred contract costs, current is presented within prepaid expenses and other current assets in the condensed consolidated balance sheets. Deferred contract costs, noncurrent is presented within other long-term assets in the condensed consolidated balance sheets.

NOTE 4:-	CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES
	June 30,	December 31,
	2025	2024
	(Unaudited)
Cash and cash equivalents:
Cash	$73,804	$98,392
Bank deposits	182,327	21,936
Money market funds	1,334,384	1,291,274
Total cash and cash equivalents	1,590,515	1,411,602
Marketable securities:
U.S. Treasury bills	60,102	50,004
Total marketable securities	60,102	50,004
Total cash and cash equivalents and marketable securities	$1,650,617	$1,461,606

The following is a summary of available-for-sale marketable securities as of June 30, 2025, and December 31, 2024, excluding securities classified within cash and cash equivalents on the consolidated balance sheet:

	June 30, 2025
	(Unaudited)
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Contractual maturity:
Within one year	$59,941	$161	$-	$60,102
After one year through five years	-	-	-	-
Total	$59,941	$161	$-	$60,102

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 4:-	CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES (cont.)

	December 31, 2024
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Contractual maturity:
Within one year	$49,797	$207	$-	$50,004
After one year through five years	-	-	-	-
Total	$49,797	$207	$-	$50,004

As of June 30, 2025 (unaudited) and December 31, 2024, interest receivable on marketable securities amounted to $81 and $86 and is included within marketable securities in the consolidated balance sheet.

NOTE 5:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS
	June 30,	December 31,
	2025	2024
	(Unaudited)
Prepaid expenses	$23,526	$15,944
Related parties’ receivable	81	1,587
Government institutions	12,408	7,376
Derivative instruments	22,825	2,984
Interest receivable	5,010	4,864
Short-term vendor deposits	436	335
Deferred contract costs	20,160	10,409
Other current assets	2,791	1,337
Total prepaid expenses and other current assets	$87,237	$44,836

NOTE 6:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
	June 30,	December 31,
	2025	2024
	(Unaudited)
Accrued employee compensation and benefits	$108,845	$95,960
Accrued expenses	67,598	56,528
Advances from customers	5,826	3,431
Income and indirect taxes payable	16,160	15,121
Total	$198,429	$171,040

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 7:-	FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s financial assets that have been measured at fair value on a recurring basis, as of June 30, 2025 (unaudited), and December 31, 2024, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair value:

	As of June 30,			As of December 31,
	2025			2024
	Level 1	Level 2	Total	Level 1	Level 2	Total
	(Unaudited)
Cash equivalents:
Money market funds	$1,334,384	$-	$1,334,384	$1,291,274	$-	$1,291,274

Marketable securities:
U.S. Treasury bills	60,102	-	60,102	50,004	-	50,004

Foreign currency derivative contracts:
Foreign exchange contracts	-	22,825	22,825	-	2,984	2,984
Total	$1,394,486	$22,825	$1,417,311	$1,341,278	$2,984	$1,344,262

The Company classifies its highly liquid money market funds and marketable securities within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

NOTE 8:-	DERIVATIVES AND HEDGING

The Company uses derivative instruments primarily to manage exposures to foreign currency exchange rate and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The fair values of derivative instruments and the line items to which they were recorded are summarized as follows:

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 8:-	DERIVATIVES AND HEDGING (cont.)
		June 30,	December 31,
	Balance sheet line item	2025	2024
		(Unaudited)
Derivatives designated as hedging instruments:
Foreign exchange contracts	Prepaid expenses and other current assets	$22,825	$2,984
		22,825	2,984
Derivatives not designated as hedging instruments:
		-	-
Total		$22,825	$2,984

The effect of derivative instruments on cash flow hedging, as well as the effect of instruments not designated as hedge and the relationship between income and other comprehensive income for the six months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited), are summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Realized gains on Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Amount Excluded from Effectiveness Testing Recognized in Income (Loss)
	Six months ended June 30		Six months ended June 30		Six months ended June 30
	2025	2024	2025	2024	2025	2024
	(Unaudited)
Derivatives designated as hedging instruments:
Foreign exchange contracts	$24,004	$(5,480)	$4,163	$1,667	$(182)	$-
	24,004	(5,480)	4,163	1,667	(182)	-
Derivatives not designated as hedging instruments:
Foreign exchange contracts	-	-	-	-	-	-
Total	$24,004	$(5,480)	$4,163	$1,667	$(182)	$-

(*) Classified in operating expenses in the Condensed Consolidated Statement of Operations.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 8:-	DERIVATIVES AND HEDGING (cont.)
The notional amounts of the outstanding derivatives are summarized as follows:

	June 30, 2025	December 31, 2024
	(Unaudited)
Derivatives designated as hedging instruments:
Foreign exchange contracts:
NIS	$274,259	$209,487
Total	$274,259	$209,487

NOTE 9:-	LEASES

The Company has entered into various non-cancelable operating leases for its offices expiring between fiscal 2025 and 2035. Certain lease agreements contain an option for the Company to extend the lease term or an option to terminate a lease early. The Company considers these options, which may be elected at the Company’s sole discretion, in determining the lease term on a lease-by-lease basis. Additionally, the Company entered into certain cancelable monthly lease agreements for short-term periods of up to one year. The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2025 (unaudited):

Amount (*)

The remainder of 2025	$16,047
2026	25,101
2027	21,049
2028	21,119
2029	19,665
Thereafter	37,948
Total undiscounted cash flows	$140,929
Less: Imputed interest	$(14,717)
Present value of lease liabilities	$126,212

(*) The table above excludes the additional floors associated with the new lease in Israel discussed in Note 10.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 9:-	LEASES (cont.)
Supplemental balance sheet information related to leases is as follows:

	June 30, 2025	December 31, 2024
	(Unaudited)
Weighted-average remaining lease term	5.9 years	5.2 years
Weighted-average discount rate	3.9%	4.2%

NOTE 10:-	COMMITMENTS AND CONTINGENCIES

a.	Guarantees

As of June 30, 2025 (unaudited) and December 31, 2024, the Company has provided a bank guarantee in the amount of $12,688 and $8,264, respectively, to secure its lease agreements.

b.	Indemnifications

The Company enters into standard indemnification provisions in the ordinary course of business, including certain customers, business partners, the Company’s officers, and directors. Pursuant to these provisions, the Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claims because of the Company’s activities or non-compliance with certain representations and warranties made by the Company.

It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company’s consolidated statements of operations in connection with the indemnification provisions have not been material. There are no claims pending as of June 30, 2025, related to indemnification agreements.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 10:-	COMMITMENTS AND CONTINGENCIES (cont.)
The Company has entered into service-level agreements with some of its enterprise customers defining levels of uptime reliability and performance and permitting those customers to receive credits for prepaid amounts related to unused subscription services if the Company fails to meet the defined levels of uptime in a certain calendar month. To date, the Company has not experienced any significant failures to meet defined levels of uptime reliability and performance. In addition, since the calculation is monthly for each calendar month there is no uncertainty at the end of the reporting period. Therefore, the Company has not accrued any liabilities related to these agreements in the consolidated financial statements.

c.	Legal Contingencies

The Company is currently not involved in any material claims or legal proceedings. The Company reviews the status of each legal matter it is involved in, from time to time, in the ordinary course of business and assesses its potential financial exposure.

d.	Other Commitments

Other commitments include payments to third-party vendors for services related mainly to hosting-related services, software licenses and services. Future minimum payments under the Company's other commitments, as of June 30, 2025 (unaudited), are as follows:

Amount
The remainder of 2025	$18,361
2026	34,762
2027	17,710
2028	-
Total contractual obligations	$70,833

On January 27, 2025 (unaudited), the Company entered into an operating lease agreement for new offices in Israel. The lease commenced on February 1, 2025. During the six months ended June 30, 2025, the Company received partial access and is expected to obtain access to additional floors during 2026. The total undiscounted cash flows associated with the additional floors amounted to $34,950 with a total lease term of ten years. This new operating lease agreement was excluded from the table above.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 11:-	FINANCIAL INCOME, NET

	Six months ended June 30,
	2025	2024
	(Unaudited)
Financial expenses:
Bank charges and other	$278	$274
Exchange rate expense, net	-	1,309
Total financial expenses	278	1,583

Financial income:
Exchange rate income, net	556	-
Interest income on deposits, money market funds and marketable securities	30,158	29,272
Accretion of discount on marketable securities	1,313	-
Total financial income	32,027	29,272
Financial income, net	$31,749	$27,689

NOTE 12:-	RELATED PARTIES

There were no material related party transactions in each of the six months ended June 30, 2025 (unaudited) and 2024 (unaudited).

NOTE 13:-	SHAREHOLDERS’ EQUITY

a.	Ordinary shares

The holders of ordinary shares are entitled to one vote per share, to dividends as decided by the Board, and in the event of the Company's liquidation, to the surplus assets of the Company. The Company has the following ordinary shares reserved for future issuance:

	June 30, 2025	December 31, 2024
	(Unaudited)

Ordinary shares	51,551,462	50,773,337
Outstanding share options and RSUs	3,032,942	3,164,395
Shares available for future grants under the 2021 plan	10,871,688	8,941,243
Shares available for future grants under the 2024 Foundation plan	14,410	15,000
Shares subject to the employee share purchase plan	1,118,576	1,156,437
Total	66,589,078	64,050,412

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 13:-	SHAREHOLDERS’ EQUITY (cont.)

b.	Share-based compensation

Share option activity for the six months ended June 30, 2025 (unaudited) is as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted Average Remaining Contractual life	Aggregate Intrinsic Value
	(Unaudited)
Outstanding — January 1, 2025 (*)	1,768,230	$62.90	6.04	$305,379
Granted (*)	42,897	$0.87
Exercised	(415,101)	$38.74
Expired and forfeited	(34,323)	$54.03
Outstanding — June 30, 2025	1,361,703	$68.54	5.68	$334,903
Exercisable — June 30, 2025 (*)	1,134,484	$64.20	5.34	$283,937

(*) Includes 73,074 performance options granted to the Company’s Co-CEOs in 2022, 74,108 in 2023, 22,481 in 2024, and 20,217 in 2025, as applicable.

The aggregate intrinsic value was calculated as the difference between the exercise price of the share options and the fair value of the underlying common shares as of June 30, 2025, and January 1, 2025. The intrinsic value of options exercised in the six months ended June 30, 2025 (unaudited), and June 30, 2024 (unaudited), was approximately $109,427 and $136,250, respectively. The weighted-average grant-date fair value of options granted during the six months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited) was $252.64 and $217.99, respectively.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 13:-	SHAREHOLDERS’ EQUITY (cont.)

The following table summarizes the activity for the Company's RSUs for the six months ended June 30, 2025 (unaudited):

	Number of Units	Weighted-Average Fair Value
	(Unaudited)

Balance at January 1, 2025 (*)	1,396,165	$177.72
Granted (*)	696,448	$269.61
Vested	(325,163)	$175.71
Canceled	(96,211)	$176.79
Balance at June 30, 2025 (*)	1,671,239	$216.46

(*) Includes 22,928 performance shares granted to the Company’s Co-CEOs in 2023, and 48,129 and 62,211 performance shares granted to the Company’s Co-CEOs and several executives in 2024 and 2025, respectively.

As of June 30, 2025 (unaudited), and June 30, 2024 (unaudited) there was $230,702 and $156,611 of total unrecognized compensation cost related to unvested restricted share units, respectively, which is expected to be recognized over a weighted-average period of 1.89 and 1.87 years, respectively.

Share-based compensation expense for the six months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited), is as follows:

	Six months ended June 30,
	2025	2024

Cost of revenues	$3,406	$3,116
Research and development	43,347	23,193
Sales and marketing	19,205	18,068
General and administrative	21,645	18,789
Share-based compensation, net of amounts capitalized	$87,603	$63,166
Capitalized share-based compensation expense	1,055	648
Total share-based compensation	$88,658	$63,814

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 13:-	SHAREHOLDERS’ EQUITY (cont.)

As of June 30, 2025 (unaudited) and June 30, 2024 (unaudited), unamortized share-based compensation expense was $241,268 and $173,557, respectively, which is expected to be recognized over weighted average periods of 1.88 and 1.84 years, respectively.

The following table summarizes the Black-Scholes assumptions used at the grant dates:

	Six months ended June 30,
	2025	2024
	(Unaudited)
Risk-free interest rate	3.74%-4.1%	4.03%-4.77%
Expected dividend yield	0%	0%
Expected term (in years)	2-7	5-7
Expected volatility	57.02%-59.32%	57.81%

c.	Employee Share Purchase Plan

During the six months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited) employees purchased 37,861 and 39,840 ordinary shares, respectively, under the monday.com Ltd. 2021 Employee Share Purchase Plan (the “ESPP”) at average prices of $226.01 and $150.10 per share, respectively. For the six months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited), the Company recognized $3,613 and $2,320 of compensation expense in connection with the ESPP, respectively.

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 14:-	EARNINGS PER SHARE

The following table presents the calculation of basic and diluted net income per share:

	Six months ended June 30,
	2025	2024
Numerator:	(Unaudited)
Net income attributable to ordinary shareholders, basic and diluted	$28,998	$21,393

Denominator:
Weighted-average ordinary shares outstanding, basic	51,196,507	49,442,327

Dilutive effect
Employee stock options, RSUs and PSUs	1,953,054	2,664,042
Weighted average ordinary shares outstanding, diluted	53,149,561	52,106,369

Net income per share attributable to ordinary shareholders, basic	$0.57	$0.43
Net income per share attributable to ordinary shareholders, diluted	$0.55	$0.41

The potential Ordinary shares that were excluded from the computation of diluted income per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Six months ended June 30,
	2025	2024
	(Unaudited)

Options	-	248,083
RSUs	29,176	90,105
Total	29,176	338,188

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 15:-	SEGMENT REPORTING

The Company’s chief operating decision maker (“CODM”) uses consolidated net income to monitor period-over-period results and decides where to allocate and invest additional resources within the business to continue growth.

The following is a summary of the significant expense categories and consolidated net income details provided to the CODM:

	Six months ended June 30,
	2025	2024

Total revenues	$581,264	453,019

Share-based compensation	(87,603)	(63,166)
Tax benefit (expense) related to share-based compensation	(78)	3,525
Other segment items (*)	(464,585)	(371,985)
Net income	$28,998	$21,393

(*) Other segment expense items included within net income include payroll, financial income, net, advertising and marketing activities, overhead and depreciation, travel and entertainment, income taxes, information technology and communication, sales commissions and other miscellaneous expenses.

Revenues are attributed to geographic areas based on location of the end customers as follows:

	Six months ended June 30,
	2025	2024
	(Unaudited)
United States	$293,324	$242,075
EMEA	124,902	98,445
United Kingdom	62,300	46,865
Rest of the world	100,738	65,634
Total	$581,264	$453,019

MONDAY.COM AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 15:-	SEGMENT REPORTING (cont.)
Long-lived assets and Operating lease right-of-use assets by geographical areas were as follows:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
Israel	$94,257	$72,613
United States	13,467	17,895
United Kingdom	46,953	43,030
Rest of the world	2,168	2,741
Total	$156,845	$136,279